FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



August 10, 2010


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Consolidated Financial Statements
for the First Quarter Ended June 30, 2010

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the first quarter ended June 30, 2010 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
June 30, 2010 and March 31, 2010

                                                                 Millions of Yen
                                                              --------------------
                                                               June 30,  March 31,
ASSETS                                                           2010      2010
----------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                    286,277    242,165
   Time deposits                                                  1,873      1,723
   Trade receivables:
       Notes                                                     47,313     45,277
       Accounts                                                 400,771    443,089
       Less- Allowance for doubtful receivables                 (15,255)   (16,896)
   Current maturities of long-term finance receivables, net     432,829    196,144
   Inventories:
       Finished goods                                            95,260     95,436
       Work in process and raw materials                         76,111     73,815
   Deferred income taxes and other                               67,698     63,859
----------------------------------------------------------------------------------
          Total current assets                                1,161,268  1,144,612
----------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                          44,631     44,998
   Buildings                                                    243,757    246,469
   Machinery and equipment                                      672,900    656,962
   Construction in progress                                      23,660     27,682
----------------------------------------------------------------------------------
          Total                                                 984,948    976,111
   Less- accumulated depreciation                              (726,925)  (713,090)
----------------------------------------------------------------------------------
          Net property, plant and equipment                     258,023    263,021
----------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                           449,438    445,896
   Investment securities                                         46,544     49,049
   Investments in and advances to affiliates                        717        819
   Goodwill                                                     230,655    246,637
   Other intangible assets                                      137,602    147,886
   Lease deposits and other                                      76,805     86,023
----------------------------------------------------------------------------------
          Total investments and other assets                    941,761    976,310
----------------------------------------------------------------------------------
Total assets                                                  2,361,052  2,383,943
==================================================================================

                                                                 Millions of Yen
                                                              --------------------
                                                               June 30,  March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                             2010      2010
----------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                         46,293     75,701
   Current maturities of long-term indebtedness                  96,180     94,026
   Trade payables:
       Notes                                                     14,361     12,211
       Accounts                                                 226,644    261,186
   Accrued income taxes                                          13,971     15,263
   Accrued expenses and other                                   203,303    202,017
----------------------------------------------------------------------------------
          Total current liabilities                             600,752    660,404
----------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                       601,235    514,718
   Accrued pension and severance costs                          141,333    140,460
   Deferred income taxes and other                               40,891     44,487
----------------------------------------------------------------------------------
          Total long-term liabilities                           783,459    699,665
----------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                 135,364    135,364
   Additional paid-in capital                                   186,083    186,083
   Retained earnings                                            815,652    820,701
   Accumulated other comprehensive loss                        (174,456)  (132,051)
   Treasury stock at cost                                       (36,780)   (36,756)
----------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity        925,863    973,341
----------------------------------------------------------------------------------
Noncontrolling interests                                         50,978     50,533
----------------------------------------------------------------------------------
Total equity                                                    976,841  1,023,874
----------------------------------------------------------------------------------
Total liabilities and equity                                  2,361,052  2,383,943
==================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the First Quarter Ended June 30, 2009 and 2010

                                                                             Millions of Yen
                                                                 ---------------------------------------
                                                                 First quarter ended First quarter ended
                                                                    June 30, 2009       June 30, 2010
--------------------------------------------------------------------------------------------------------
Net Sales:
   Products                                                            225,311             218,672
   Post sales and rentals                                              241,379             238,943
   Other revenue                                                        24,699              25,339
--------------------------------------------------------------------------------------------------------
       Total                                                           491,389             482,954
--------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                            159,051             147,257
   Post sales and rentals                                              113,074             111,690
   Other revenue                                                        18,959              19,689
--------------------------------------------------------------------------------------------------------
       Total                                                           291,084             278,636
--------------------------------------------------------------------------------------------------------
       Gross profit                                                    200,305             204,318
Selling, general and administrative expenses                           194,229             182,471
--------------------------------------------------------------------------------------------------------
       Operating income                                                  6,076              21,847
--------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                           (583)               (597)
   Interest expense                                                      2,103               1,854
   Foreign currency exchange (gain) loss, net                              944               5,276
   Other, net                                                              197                (178)
--------------------------------------------------------------------------------------------------------
       Total                                                             2,661               6,355
--------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates          3,415              15,492
Provision for income taxes:
   Current                                                               6,012               9,026
   Deferred                                                             (4,133)             (1,730)
--------------------------------------------------------------------------------------------------------
       Total                                                             1,879               7,296
--------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                             4                  (7)
Consolidated net income                                                  1,540               8,189
--------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                        637                 856
--------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                             903               7,333
========================================================================================================

                                                                         Yen                 Yen
                                                                 ---------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------
   Basic                                                                  1.24               10.11
   Diluted                                                                1.20                9.83
--------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                         15.00               16.50
========================================================================================================
Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------
   Basic                                                                  6.20               50.55
   Diluted                                                                6.00               49.15
--------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                         75.00               82.50
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the First Quarter Ended June 30, 2009 and 2010

                                                                                               Millions of Yen
                                                                                   ---------------------------------------
                                                                                   First Quarter ended First Quarter ended
                                                                                      June 30, 2009       June 30, 2010
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                                 1,540               8,189
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                                      23,836              22,412
       Equity in earnings of affiliates, net of dividends received                            (4)                  7
       Deferred income taxes                                                              (4,133)             (1,730)
       Losses on disposals and sales of property, plant and equipment                         86                 443
       Pension and severance costs, less payment                                            (550)              1,692
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease in trade receivables                                                   35,697              16,795
          (Increase) Decrease in inventories                                                 241             (11,333)
          Decrease in finance receivables                                                  8,134               7,320
          Decrease in trade payables                                                     (39,847)            (26,347)
          Increase in accrued income taxes and accrued expenses and other                  4,306              21,579
       Other, net                                                                          3,238               2,387
--------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                       32,544              41,414
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                                      178                  16
   Expenditures for property, plant and equipment, including interest
     capitalized                                                                         (17,384)            (15,803)
   Payments for purchases of available-for-sale securities                                  (602)                (57)
   Proceeds from sales of available-for-sale securities                                      910                   4
   (Increase) Decrease in time deposits, net                                                 218                (243)
   Purchase of business, net of cash acquired                                             (4,760)                 --
   Other, net                                                                             (5,124)             (4,783)
--------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                          (26,564)            (20,866)
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                                   28,903              15,971
   Repayment of long-term indebtedness                                                   (21,626)            (23,693)
   Decrease in short-term borrowings, net                                               (101,061)            (27,314)
   Proceeds from issuance of long-term debt securities                                    35,000              79,741
   Dividends paid                                                                        (10,885)            (11,972)
   Payment for purchase of treasury stock                                                    (30)                (29)
   Other, net                                                                               (276)               (301)
--------------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities                            (69,975)             32,403
--------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                               1,609              (8,839)
--------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     (62,386)             44,112
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           258,484             242,165
--------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               196,098             286,277
==========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 93 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the first quarter ended June 30, 2010 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to June 30.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five-years, however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: (1) a delivered item has value to customers on a stand-alone basis, (2) there is objective and reliable evidence of fair value of an undelivered item, and
(3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for-sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 5 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On April 1, 2007, Ricoh adopted the guidance on accounting for uncertainty in income taxes which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  NON-CASH INVESTING AND FINANCING TRANSACTIONS

Non-cash investing and financing transactions are as follows:

                                                            Millions of Yen
                                                          First quarter ended
                                                          --------------------
                                                             2009       2010
------------------------------------------------------------------------------
Debt assumed in connection with business acquisition      Yen 3,941         --
Debt assumed with adoption of new accounting standards
  regarding consolidation of VIE                                 -- Yen 20,229

(S)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(T)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

In December 2009, the FASB issued Accounting Standard Update ("ASU") 2009-16. This ASU eliminates the concept of a qualifying special-purpose entity, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, removes the guaranteed mortgage securitization recharacterization provisions and requires additional disclosures. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods, and was adopted by Ricoh in the first quarter beginning April 1, 2010.

In December 2009, the FASB issued ASU 2009-17. This ASU requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. It is effective for fiscal years beginning after November 15, 2009 and for subsequent interim and annual reporting periods and earlier application is prohibited. It was adopted by Ricoh in the first quarter beginning April 1, 2010.

Regarding an effect on Ricoh's consolidated financial position or results of operations by adoption of ASU 2009-16 and ASU 2009-17, refer to Note 11-variable interest entity.

(U)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In October 2009, the FASB issued ASU 2009-13. This ASU eliminates the residual method of revenue recognition and allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence (VSOE) or third-party evidence (TPE) is unavailable. This ASU is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU 2009-14. This ASU amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. It is effective for fiscal years beginning on or after June 15, 2010 and early adoption is permitted. If Ricoh does not elect early adoption, this ASU will be adopted by

Ricoh in the first quarter beginning April 1, 2011. Ricoh is currently evaluating the effect that adoption of this ASU will have on its consolidated results of operations and financial condition.

2.   SECURITIES

Investment securities as of June 30, 2010 and March 31, 2010 consist of the following:

                                                         Millions of Yen
                                                   ----------------------------
                                                   June 30, 2010 March 31, 2010
-------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                      43,994         46,624
   Non-marketable equity securities                    2,550          2,425
-------------------------------------------------------------------------------
                                                      46,544         49,049
===============================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of June 30, 2010 and March 31, 2010 are as follows:

                                                           Millions of Yen
                               -----------------------------------------------------------------------
                                          June 30, 2010                      March 31, 2010
                               ----------------------------------- -----------------------------------
                                        Gross      Gross                    Gross      Gross
                                      unrealized unrealized               unrealized unrealized
                                       holding    holding   Fair           holding    holding   Fair
                                Cost    gains      losses   value   Cost    gains      losses   value
------------------------------------------------------------------------------------------------------
Noncurrent:
   Equity securities           41,524   2,964      2,317    42,171 40,552   5,300      1,093    44,759
   Corporate debt securities    1,709     114         --     1,823  1,778      87         --     1,865
------------------------------------------------------------------------------------------------------
                               43,233   3,078      2,317    43,994 42,330   5,387      1,093    46,624
======================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2010 and March 31, 2010 are as follows:

                                                    Millions of Yen
                         -------------------------------------------------------------------
                                                     June 30, 2010
                         -------------------------------------------------------------------
                             Less than 12 months  12 months or longer          Total
                         ----------------------- --------------------- ---------------------
                                       Gross                  Gross                 Gross
                                     unrealized             unrealized            unrealized
                                      holding                holding               holding
                         Fair value    losses    Fair value   losses   Fair value   losses
--------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities         27,601    2,080       1,022       237       28,623     2,317
============================================================================================

                                                    Millions of Yen
                         -------------------------------------------------------------------
                                                    March 31, 2010
                         -------------------------------------------------------------------
                             Less than 12 months  12 months or longer          Total
                         ----------------------- --------------------- ---------------------
                                       Gross                  Gross                 Gross
                                     unrealized             unrealized            unrealized
                                      holding                holding               holding
                         Fair value    losses    Fair value   losses   Fair value   losses
--------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities         26,871      836         985       257       27,856     1,093
============================================================================================

Gross unrealized holding losses of available-for-sale securities as of June 30, 2010 and March 31, 2010 consist of 43 and 37 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of June 30, 2010 are as follows:

                                                               Millions of Yen
                                                               ----------------
                                                               Cost  Fair value
-------------------------------------------------------------------------------
Due after one year through five years                            322     329
Over five years                                                1,387   1,494
-------------------------------------------------------------------------------
                                                               1,709   1,823
===============================================================================

Proceeds from the sales of available-for-sale securities were Yen 910 million and Yen 4 million for the first quarter ended June 30, 2009 and 2010, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the first quarter ended June 30, 2009 and 2010.

There were no significant realized gains or losses on valuation of available-for-sale securities for the first quarter ended June 30, 2009 and 2010.

3.   INCOME TAXES

The estimated annual effective tax rate for fiscal year ending March 31, 2011 was approximately 47 percent as of June 30, 2010. The estimated rate differed from the approximately 41 percent statutory tax rate due primarily to the net increase in valuation allowance for deferred tax assets.

4.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the three months ended June 30, 2009 and 2010 is as follow:

Ricoh adopted ASU 2009-17 on April 1, 2010. The adoption of this ASU resulted in adjustments to change in Ricoh shareholders' equity, noncontrolling interests and total equity as of April 1, 2010.

                                                                         Millions of Yen
                                         ------------------------------------------------------------------------------
                                            Three months ended June 30, 2009        Three months ended June 30, 2010
                                         --------------------------------------  --------------------------------------
                                             Ricoh                                   Ricoh
                                         Shareholders' Noncontrolling   Total    Shareholders' Noncontrolling   Total
                                            Equity       Interests      Equity      Equity       Interests      Equity
-----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period                 975,373        48,977     1,024,350     973,341        50,533     1,023,874
-----------------------------------------------------------------------------------------------------------------------
   Cumulative effect of a change in
     accounting principle - adoption of
     accounting guidance for a variable
     interest entity, net of tax                 --            --            --        (410)         (392)         (802)
-----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period as adjusted     975,373        48,977     1,024,350     972,931        50,141     1,023,072
-----------------------------------------------------------------------------------------------------------------------
   Net income                                   903           637         1,540       7,333           856         8,189
   Unrealized gains (losses) on
     securities                               3,472            43         3,515      (2,098)           (6)       (2,104)
   Pension liability adjustments              2,800            25         2,825         145            (4)          141
   Unrealized losses on derivatives            (351)           (1)         (352)       (444)          (18)         (462)
   Foreign currency translation
     adjustments                              5,779            24         5,803     (40,008)          340       (39,668)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income(loss)                   12,603           728        13,331     (35,072)        1,168       (33,904)
-----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock              (10,885)           --       (10,885)    (11,972)           --       (11,972)
Distributions to Noncontrolling
  interests                                      --          (282)         (282)         --          (331)         (331)
Payment to acquire Treasury stock               (23)           --           (23)        (24)           --           (24)
Other                                            (2)           --            (2)         --            --            --
-----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                       977,066        49,423     1,026,489     925,863        50,978       976,841
=======================================================================================================================

5.   DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2010 is as follows:

Resolved at the General meetings of Shareholders on June 25, 2010
------------------------------------------------------------------------------
   Total amount of dividends (million of yen)                           11,972
   Dividend per share of common stock (yen)                              16.50
   Record date                                                  March 31, 2010
   Effective date                                                June 28, 2010
   Resource for dividend                                     Retained earnings
==============================================================================

6.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,276.04 and Yen 1,341.45 as of June 30, 2010 and March 31, 2010, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the first quarter ended June 30, 2010 and the year ended March 31, 2010.

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                         Thousands of shares
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2009       June 30, 2010
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding        725,680             725,580
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                19,741              19,741
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                           745,421             745,321
======================================================================================================

                                                                         Millions of Yen
                                                             ---------------------------------------
                                                             First quarter ended First quarter ended
                                                                June 30, 2009       June 30, 2010
----------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                       903                7,333
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                (6)                  (6)
----------------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.               897                7,327
====================================================================================================

                                                                               Yen
                                                             ---------------------------------------
                                                             First quarter ended First quarter ended
                                                                June 30, 2009       June 30, 2010
----------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:
   Basic:
       Basic: Net income attributable to Ricoh Company, Ltd.        1.24                10.11
   Diluted:
       Diluted: Net income attributable to Ricoh Company,
         Ltd.                                                       1.20                 9.83
====================================================================================================

7.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2010 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income
(loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2010 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 28 million of the balance of accumulated other comprehensive income as of June 30, 2010.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at March 31, 2010 and June 30, 2010 are shown in the following tables:

                                                              Millions of Yen
-------------------------------------------------------------------------------
                                                             June 30, March 31,
                                                               2010     2010
-------------------------------------------------------------------------------
Interest rate swap agreements                                296,710   297,501
Foreign currency contracts                                   160,536   138,283
Foreign currency options                                       6,559    29,143
===============================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

                                                  Current                             Long-term
                                    ------------------------------------ ------------------------------------
                                                Fair value                           Fair value
                                    ------------------------------------ ------------------------------------
                                     Balance sheet                        Balance sheet
                                        Location       Millions of Yen      Location        Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                                      June 30, March 31,                  June 30,  March 31,
Asset Derivatives                                       2010     2010                       2010      2010
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Deferred income                      Lease deposits
                                    taxes and other    Yen 38   Yen 40      and other     Yen    -- Yen    12
=============================================================================================================
                                                      June 30, March 31,                  June 30,  March 31,
Liability Derivatives                                   2010     2010                       2010      2010
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Accrued expenses                     Deferred income
                                       and other       Yen 25   Yen 10   taxes and other  Yen 3,265 Yen 2,564
=============================================================================================================

Derivatives not designated as hedging instruments

                                                  Current                             Long-term
                                    ------------------------------------- -----------------------------------
                                                 Fair value                           Fair value
                                    ------------------------------------- -----------------------------------
                                     Balance sheet                         Balance sheet
                                        Location        Millions of Yen      Location       Millions of Yen
-------------------------------------------------------------------------------------------------------------
                                                      June 30,  March 31,                  June 30, March 31,
Asset Derivatives                                       2010      2010                       2010     2010
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                      Yen    15 Yen    --                  Yen --     Yen --
   Foreign currency contracts       Deferred income                        Lease deposits
                                    taxes and other       2,977       356     and other         56        --
   Foreign currency options                                 482       128                       --        --
-------------------------------------------------------------------------------------------------------------
   Total                                              Yen 3,474 Yen   484                  Yen  56    Yen --
=============================================================================================================
                                                      June 30,  March 31,                  June 30, March 31,
Liability Derivatives                                   2010      2010                       2010     2010
-------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                      Yen    72 Yen    46                  Yen 134   Yen 117
   Foreign currency contracts       Accrued expenses                       Deferred income
                                       and other          4,601     4,076  taxes and other     326       347
   Foreign currency options                                  50       426                       --        --
-------------------------------------------------------------------------------------------------------------
   Total                                              Yen 4,723 Yen 4,548                  Yen 460   Yen 464
=============================================================================================================

Total fair value amounts of derivatives

                                                            Millions of
                                                                Yen
                                                        -------------------
                                                            Fair value
---------------------------------------------------------------------------
                                                        June 30,  March 31,
                                                          2010      2010
---------------------------------------------------------------------------

Total Asset Derivatives                                 Yen 3,568 Yen   536
Total Liability Derivatives                             Yen 8,473 Yen 7,586
---------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2009 are shown in the following tables:

Derivatives designated as hedging instruments

                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI Into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (368)        Interest expense        (16)         --                  --
===========================================================================================================================

                                                          Millions of Yen
                                    ------------------------------------------------------------------
                                         Gain or (Loss) Recognized       Gain or (Loss) on Hedged Item
                                          in Income on Derivative             Recognized in Income
                                    ------------------------------------------------------------------
                                              Location            Amount     Location         Amount
------------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements       Interest and dividend income    52   Interest expense      (91)
======================================================================================================

Derivatives not designated as hedging instruments

                                   Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                Location                   Millions of Yen
                                                                           ---------------
                                                                            June 30, 2009
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                     Yen    23
Foreign currency contracts     Foreign currency exchange (gain) loss, net           230
Foreign currency options       Foreign currency exchange (gain) loss, net         1,044
------------------------------------------------------------------------------------------
Total                                                                         Yen 1,297
==========================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2010 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                      Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative      Accumulated OCI Into Income     Gain or (Loss) Recognized in Income on
                               (Effective Portion)        (Effective Portion)           Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount        Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (480)        Interest expense        (35)            --                  --
===========================================================================================================================

                                                     Millions of Yen
                               ------------------------------------------------------------------
                                    Gain or (Loss) Recognized       Gain or (Loss) on Hedged Item
                                     in Income on Derivative            Recognized in Income
                               ------------------------------------ -----------------------------
                                         Location            Amount     Location         Amount
-------------------------------------------------------------------------------------------------
Fair value hedge
Interest rate swap agreements  Interest and dividend income    30   Interest expense      (39)
=================================================================================================

Derivatives not designated as hedging instruments

                                   Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                Location                   Millions of Yen
                                                                           ---------------
                                                                            June 30, 2010
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                     Yen    92
Foreign currency contracts     Foreign currency exchange (gain) loss, net         4,452
Foreign currency options       Foreign currency exchange (gain) loss, net           730
------------------------------------------------------------------------------------------
Total                                                                         Yen 5,274
==========================================================================================

8.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 213 million as of June 30, 2010.

As of June 30, 2010 the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The acquisition cost of non-marketable equity securities was Yen 2,550 million and Yen 2,425 million as of June 30, 2010 and March 31, 2010, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Ricoh newly recognized Yen 14,565 million as Long-term indebtedness conform with adoption of New Accounting Standards, refer to Note 11-variable interest entity.

(E)  INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(F)  FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options is estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of June 30, 2010 and March 31, 2010 are summarized as follows:

                                                  Millions of Yen
                                     -----------------------------------------
                                        June 30, 2010        March 31, 2010
                                     -------------------- --------------------
                                     Carrying  Estimated  Carrying  Estimated
                                      amount   fair value  amount   fair value
 -----------------------------------------------------------------------------
 Investment securities                 46,544     46,544    49,049     49,049
 Installment loans                     67,966     67,941    67,505     68,739
 Long-term indebtedness              (601,235)  (586,029) (514,718)  (501,311)
 Interest rate swap agreements, net    (3,443)    (3,443)   (2,685)    (2,685)
 Foreign currency contracts, net       (1,894)    (1,894)   (4,067)    (4,067)
 Foreign currency options, net            432        432      (298)      (298)
 =============================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2010 and March 31, 2010.

                                                  Millions of Yen
                                           ------------------------------
                                                   June 30, 2010
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities          35,927      --    --    35,927
       Foreign equity securities            6,244      --    --     6,244
       Foreign corporate bonds              1,823      --    --     1,823
   Derivative instruments
       Interest rate swap agreements           --      53    --        53
       Foreign currency contracts              --   3,033    --     3,033
       Foreign currency options                --     482    --       482
-------------------------------------------------------------------------
          Total assets                     43,994   3,568    --    47,562
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements           --   3,496    --     3,496
       Foreign currency contracts              --   4,927    --     4,927
       Foreign currency options                --      50    --        50
-------------------------------------------------------------------------
          Total liabilities                    --   8,473    --     8,473
=========================================================================

                                                  Millions of Yen
                                           ------------------------------
                                                   March 31, 2010
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities          36,946      --      --  36,946
       Foreign equity securities            7,813      --      --   7,813
       Foreign corporate bonds              1,865      --      --   1,865
   Derivative instruments
       Interest rate swap agreements           --      52      --      52
       Foreign currency contracts              --     356      --     356
       Foreign currency options                --     128      --     128
   Other investments                           --      --   5,816   5,816
-------------------------------------------------------------------------
          Total assets                     46,624     536   5,816  52,976
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements           --   2,737      --   2,737
       Foreign currency contracts              --   4,423      --   4,423
       Foreign currency options                --     426      --     426
-------------------------------------------------------------------------
          Total liabilities                    --   7,586      --   7,586
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Other investments

Other investments classified as Level 3 in the fair value hierarchy represent the retained interests in securitizations of finance lease receivables in which Ricoh valued using cash flows discounted by an estimated interest rate reflecting underlying risks till March 31, 2010. Ricoh adopted the FASB New Accounting Standards as of beginning of fiscal year ending March 31, 2011, Ricoh consolidated this retained interests by this adoption, and Ricoh offset and eliminated it. The detail of this New Accounting Standards is summarized as follow Note 11-variable interest entity.

The following table presents the Other investments classified as Level 3 in the fair value hierarchy as of June 30, 2009.

                                                              Millions of Yen
                                                            -------------------
                                                            First quarter ended
                                                               June 30, 2009
                                                            -------------------
                                                             Other investments
-------------------------------------------------------------------------------
Balance at beginning of period                                     4,293
   Total gains or losses (realized and unrealized)
       Included in net income                                         --
       Included in other comprehensive income (loss)                  --
       Sales, collections and repurchases, net                        (4)
-------------------------------------------------------------------------------
Balance at end of period                                           4,289
===============================================================================

11.  VARIABLE INTEREST ENTITY

Ricoh sold certain finance lease receivables in prior years through revolving securitization transactions, which were structured as special purpose entities ("SPE"). The value assigned to undivided interests retained in these transactions was based on the fair value of retained interests as of a transfer of these receivables. Ricoh's retained interests were considered as variable interest, because Ricoh's retained interests were subordinate to the investors' interests and had the liability with received the potential losses. And, Ricoh was considered as primary beneficiary, because Ricoh was special servicer for the program. As a result, Ricoh consolidated the interests as VIE and recorded the assets and liabilities at their carrying amount as of beginning of fiscal year ending March 31, 2011. Adoption of the new accounting standards did not have a material effect on Ricoh's results of operation. The main impact of adopting the new accounting standards on Ricoh's consolidated financial position is as follows:

                                                          Millions of Yen
                                                        -------------------
                                                        First quarter ended
                                                           June 30, 2010
---------------------------------------------------------------------------
Current maturities of long-term finance receivables,
  net                                                          6,794
Long-term finance receivables, net                            17,470
Current maturities of long-term indebtedness                   5,664
Long-term indebtedness                                        14,565
===========================================================================

Also, Ricoh decreased at their carrying amount as cumulative effect adjustment Yen 410 million to the opening balance of Retained earnings, and Yen
392 million to the opening balance of Noncontrolling interests as of April 1, 2010.

12.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the first quarter ended June 30, 2009 and 2010.

(A)  OPERATING SEGMENT INFORMATION

                                                                              Millions of Yen
                                                                 ----------------------------------------
                                                                 First quarter ended  First quarter ended
                                                                    June 30, 2009        June 30, 2010
---------------------------------------------------------------------------------------------------------
Segment Sales:
   Imaging & Solutions                                                 436,820              424,689
   Industrial Products                                                  25,648               29,091
   Other                                                                29,815               30,360
   Intersegment transaction                                               (894)              (1,186)
---------------------------------------------------------------------------------------------------------
   Total Segment Sales                                                 491,389              482,954
=========================================================================================================
Segment Profit (loss):
   Imaging & Solutions                                                  23,859               37,918
   Industrial Products                                                    (354)                 484
   Other                                                                  (278)                (128)
---------------------------------------------------------------------------------------------------------
   Total Segment Profit (loss)                                          23,227               38,274
=========================================================================================================
Reconciling Items:
   Corporate expenses and Elimination                                  (17,151)             (16,427)
   Interest and dividend income                                            583                  597
   Interest expense                                                     (2,103)              (1,854)
   Foreign currency exchange loss, net                                    (944)              (5,276)
   Other, net                                                             (197)                 178
---------------------------------------------------------------------------------------------------------
Income before Income Taxes and Equity in Earnings of Affiliates          3,415               15,492
=========================================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                Millions of Yen
                                                   ----------------------------------------
                                                   First quarter ended  First quarter ended
                                                      June 30, 2009       June 30, 2010
-------------------------------------------------------------------------------------------
Sales-
   Japan                                                 206,739              212,916
   The Americas                                          142,770              133,410
   Europe                                                113,750              103,117
   Other                                                  28,130               33,511
-------------------------------------------------------------------------------------------
   Consolidated                                          491,389              482,954
===========================================================================================

13.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the first quarter ended June 30, 2009 and 2010:

                                                                Millions of Yen
                                                   ----------------------------------------
                                                   First quarter ended  First quarter ended
                                                      June 30, 2009        June 30, 2010
-------------------------------------------------------------------------------------------
Research and development costs                           27,280               25,670
Advertising costs                                         1,981                2,197
Shipping and handling costs                               4,266                4,204
===========================================================================================